   EXHIBIT 12

TRIBUNE COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	First Half Ended	Fiscal Year Ended December
	6/25/00	1999	1998	1997	1996	1995

Income from continuing operations, before
cumulative effect of accounting change (A)	$191,462	$1,449,962	$389,197	$372,759	$349,155	$271,386

Add:
Income tax expense	143,998	933,981	272,660	250,265	175,071	165,141
Losses on equity investments	36,164	40,083	33,980	34,696	13,281	13,209
Minority interest expense, net of tax	16,335	–	–	–	–	–

Subtotal	387,959	2,424,026	695,837	657,720	537,507	449,736

Fixed charge adjustments
Add:
Interest expense	91,037	113,031	88,451	86,502	47,779	21,814
Amortization of capitalized interest	2,031	2,065	2,068	2,076	2,108	2,253
Interest component of rental expense (B)	8,132	9,312	8,871	8,792	8,313	7,652

Earnings, as adjusted	$489,159	$2,548,434	$795,227	$755,090	$595,707	$481,455

Fixed charges:
Interest expense	$ 91,037	$ 113,031	$ 88,451	$ 86,502	$ 47,779	$ 21,814
Interest capitalized	896	1,117	1,897	224	168	610
Interest component of rental expense (B)	8,132	9,312	8,871	8,792	8,313	7,652
Interest related to guaranteed ESOP debt (C)	5,359	13,146	15,578	17,901	20,134	22,057

Total fixed charges	$105,424	$ 136,606	$114,797	$113,419	$ 76,394	$ 52,133

Ratio of earnings to fixed charges (A)	4.6	18.7	6.9	6.7	7.8	9.2

(A)

Income from continuing operations included a non-operating net loss of $10.3 million in the 2000 first half, and non-operating net gains of $1,067.6 million in 1999, $63.5 million in 1998, $68.9 million in 1997, $6.0 million in 1996 and $4.6 million in 1995. Excluding these non-operating items, the ratio of earnings to fixed charges was 4.8 in the 2000 first quarter, 5.8 in 1999, 5.9 in 1998, 5.7 in 1997, 7.8 in 1996 and 9.0 in 1995. See Note 8 to the Company's Condensed Consolidated Financial Statements in this Form 10-Q and the Eleven Year Financial Summary in the Company's 1999 Annual Report to Shareholders for further discussion of these non-operating items.

(B)	Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(C)	Tribune Company guarantees the debt of its Employee Stock Ownership Plan (ESOP).